Exhibit 99.1

SHL Telemedicine Ltd.

May 8, 2023

Dear Shareholder,

You are cordially invited to attend a Special General Meeting of Shareholders (the “Special General Meeting”) of SHL Telemedicine Ltd. (“SHL” or the “Company”), to be held at SHL’s offices at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel on Thursday, June 22, 2023, at 5:00 p.m. Israel time.

At the Special General Meeting, holders of our American Depositary Shares, each representing one (1) ordinary share (the “ADSs”), and holders of our ordinary shares, nominal value NIS 0.01 per share (the “ordinary shares”, and together with the ADSs, the “shares”), collectively referred to as our “shareholders,” will be asked to consider and vote on the sole matter listed in the enclosed Notice of Special General Meeting of Shareholders (the “Notice”). SHL’s board of directors unanimously recommends that you vote “FOR” such proposal.

Whether or not you plan to attend the Special General Meeting, it is important that your shares be represented and voted at the Special General Meeting, as follows:

Shareholders holding ADSs. Shareholders who hold ADSs (whether registered in your name or in “street name”) will receive a voting instruction form on how to vote from The Bank of New York Mellon (which acts as the Depositary for the ADSs) or from their banks, brokers or other nominees. You are requested to promptly complete, date and sign the voting instruction form and return it in the manner specified on the voting instruction form at your earliest convenience so that it will be received no later than the date and time indicated thereon.

Shareholders holding ordinary shares. To be able to participate and vote in the Special General Meeting, a holder of our ordinary shares must be registered with our share register, Computershare Schweiz AG (“Computershare”), by the Record Date. To be registered with Computershare, such shareholder should request his or her custody bank to submit a registration request to Computershare through a SIX SIS Ltd. member institution. Once a shareholder is registered with Computershare, such shareholder can participate and vote in the Special General Meeting by attending the meeting in person or by completing and returning to us a proxy or the form of voting ballot (the “Ballot”) available on our website at https://www.shl-telemedicine.com/general-meeting and on the SEC’s website at www.sec.gov. Kindly note that no hard copies will be mailed to holders of our ordinary shares, however if such a shareholder requests that we mail it hard copies of the materials we will do so at no charge. Each proxy or Ballot must be delivered to our Chief Financial Officer at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, or by email to amirh@shahal.co.il, and received no later than forty-eight (48) hours and four (4) hours, respectively, prior to the scheduled date and time of the Special General Meeting. The proxy, if executed and sent, should be in the name of a person who is attending the Special General Meeting. The shareholder must also enclose a written confirmation from Computershare Schweiz AG as to its ownership of the shares on the Record Date. Such confirmation can be obtained from Computershare by mail at Computershare Schweiz AG, P.O. Box, 4601 Olten, Switzerland; by email at share.register@computershare.ch; or by telephone at +41 62 205 77 00.

We urge all of our shareholders to review our registration statement on Form 20-F, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2023, and our reports on Form 6-K furnished to the SEC, all of which are available on our website at www.shl-telemedicine.com or on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Special General Meeting.

Sincerely,

/s/ Yariv Alroy
Yariv Alroy
Co-Chairman of the Board of Directors

SHL TELEMEDICINE LTD.

Notice of Special General Meeting of Shareholders

Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel

Tel: +972-3-561-2212

NOTICE IS HEREBY GIVEN that a Special General Meeting (the “Special General Meeting”) of shareholders of SHL Telemedicine Ltd. (“SHL” or the “Company”) will be held on Thursday, June 22, 2023, at 5:00 p.m. Israel time, at our offices at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel. This Proxy Statement is furnished to holders of our American Depositary Shares, each representing one (1) ordinary share (the “ADSs”), and holders of our ordinary shares, nominal value NIS 0.01 per share (the “ordinary shares”, and together with the ADSs, the “shares”), collectively referred to as the “shareholders”.

The Special General Meeting is being called for the following purposes:

1.	To reelect Yehoshua (Shuky) Abramovich as an External Director of the Company, to serve for a term of three years commencing at the end of his current term or until his office is vacated in accordance with the Company’s Amended and Restated Articles of Association or the Israel Companies Law, 5759-1999 (the “Israel Companies Law”); and

2.	To act upon any other matters that may properly come before the Special General Meeting or any adjournment or postponement thereof.

The foregoing proposal is described in detail in the proxy statement either enclosed herewith or made available by us (the “Proxy Statement”), which we urge you to read in its entirety.

Our Board unanimously recommends that you vote “FOR” the above proposal.

Only holders of our ADSs and holders of our ordinary shares at the close of business on May 15, 2023 (the “Record Date”) will be entitled to notice of, and, in respect of holders of our ordinary shares, to vote at, the Special General Meeting, or any adjournment or postponement thereof.

This Notice of Special Meeting, the Proxy Statement and a voting instruction form for holders of ADSs is being mailed to all holders of ADSs, and this Notice of Special Meeting, the Proxy Statement and a form of voting ballot (a “Ballot”) for holders of ordinary shares is being made available to all holders of our ordinary shares on our website at https://www.shl-telemedicine.com/general-meeting and being furnished to the under cover of a Form 6-K, in each case on or about May 8, 2023.

To be able to vote in the Special General Meeting, holders of our ADSs will receive a voting instruction form from The Bank of New York Mellon (which acts as the Depositary for the ADSs) or from their banks, brokers or other nominees, and must complete, date and sign the voting instruction form and return it in the manner specified on the voting instruction form so that it will be received no later than the date and time indicated thereon in order for the ADSs represented by such voting instruction form to be qualified to participate in the Special General Meeting. For ADSs that are held in “street name” through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions.  Holders of our ordinary shares must be registered with our share register, Computershare Schweiz AG (“Computershare”), by the Record Date. To be registered with Computershare, such shareholder should request his or her custody bank to submit a registration request to Computershare through a SIX SIS Ltd. member institution. Once a shareholder is registered with Computershare, such shareholder can participate and vote in the Special General Meeting by attending the meeting in person or by completing and returning to us a proxy or the Ballot available on our website at https://www.shl-telemedicine.com/general-meeting and on the SEC’s website at www.sec.gov. Kindly note that no hard copies will be mailed to holders of our ordinary shares, however if such a shareholder requests that we mail it hard copies of the materials we will do so at no charge. Each proxy or Ballot must be delivered to our Chief Financial Officer at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, or by email to amirh@shahal.co.il, and received no later than forty-eight (48) hours and four (4) hours, respectively, prior to the scheduled date and time of the Special General Meeting. The proxy or Ballot (as applicable), if executed and sent, should be in the name of a person who is attending the Special General Meeting. The shareholder must also enclose a written confirmation from Computershare Schweiz AG as to its ownership of the shares on the Record Date. Such confirmation can be obtained from Computershare by mail at Computershare Schweiz AG, P.O. Box, 4601 Olten, Switzerland; by email at share.register@computershare.ch; or by telephone at +41 62 205 77 00.

Pursuant to the Israel Companies Law and the applicable regulations promulgated thereunder, shareholders wishing to express their position on the sole agenda item for the Special General Meeting may do so by submitting a written statement (a “Shareholder Statement”) to the Company’s Chief Financial Officer at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, or by email to amirh@shahal.co.il, no later than ten (10) days prior to the Special General Meeting. If the Company chooses to issue a response to such Shareholder Statement, it will do so no later than five (5) days prior to the Special General Meeting. Any Shareholder Statement or Company response will be published in a press release or a report of foreign private issuer on Form 6-K furnished to the SEC, and will be made available on our website at https://www.shl-telemedicine.com/general-meeting and on the SEC’s website at www.sec.gov.

Any Shareholder Statement must be written in a clear and simple language and include no more than 500 words per subject matter. It must set forth the identity of the shareholder submitting such statement, as well as such shareholder’s percentage interest in the Company. A shareholder that is a corporate entity shall detail the identity of its controlling shareholder(s), as well as additional holdings (if any) of such controlling shareholder(s) in shares of the Company, to the best knowledge of the shareholder submitting the Shareholder Statement. A shareholder submitting the Shareholder Statement that acts in concert with others with respect to voting in shareholder meetings, whether in general or with respect to certain matter(s) on the agendas shall state that in the Shareholder Statement and describe such arrangements and the identity of the other applicable shareholders. Any shareholder (as well as any shareholder acting in concert with such shareholder) having a personal benefit or other interest in any matter on the agenda must describe the nature of such personal benefit or other interest.

2

Whether or not you plan to attend the Special General Meeting, it is important that your shares be represented and voted at the Special General Meeting. Accordingly, after reading the Notice and Proxy Statement, if you hold ADSs (whether registered in your name or in “street name”), you are urged to promptly complete, date and sign the voting instruction form you will receive from The Bank of New York Mellon or from your bank, broker or other nominee and return it in the manner specified on the voting instruction form at your earliest convenience so that it will be received no later than the date and time indicated thereon. If you hold ordinary shares, you are urged to promptly complete, date and sign a proxy or the Ballot and return it in the manner described above. Return of your voting instruction from, proxy or Ballot (as applicable) does not deprive you of your right to revoke such voting instruction form, proxy or the Ballot (as applicable) or, in the case of holders of our ordinary shares, to attend the Special General Meeting and vote your ordinary shares in person.

By Order of the Board of Directors,

/s/ Yariv Alroy
Yariv Alroy
Co-Chairman of the Board of Directors

Tel Aviv, Israel

May 8, 2023

3

SHL TELEMEDICINE LTD.

Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel

Tel: +972-9-972-3-561-2212

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

ABOUT THE SPECIAL GENERAL MEETING

Q:          When and where is the Special General Meeting of Shareholders being held?

A:	The Special General Meeting will be held on Thursday, June 22, 2023, at 5:00 p.m. Israel time, at our offices at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel.

Q:          Who can attend the Special General Meeting?

A:	Holders of our ordinary shares, nominal value NIS 0.01 per share (the “ordinary shares”), may attend. Holders of our American Depositary Shares, each representing one (1) ordinary share (the “ADSs,” and together with the ordinary shares, the “shares”), may attend the Special General Meeting only by first surrendering the applicable ADSs and withdrawing the ordinary shares underlying such ADSs. Current proof of ownership of the Ordinary Shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Special General Meeting.

Q:          Who is entitled to vote?

A:	Only holders of ADSs and holders of ordinary shares (collectively, the “shareholders”) at the close of business on May 15, 2023, the Record Date for the Special General Meeting, are entitled to vote at the Special General Meeting. Joint holders of shares should note that, pursuant to Article 26(d) of the Company’s Amended and Restated Articles of Association, the right to vote at the Special General Meeting will be conferred exclusively upon the “senior” among the joint owners attending the Special General Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES

Q:          How do I vote?

A:	Shareholders holding ADSs. Shareholders who hold ADSs (whether registered in your name or in “street name”) will receive a voting instruction form from The Bank of New York Mellon (which acts as the Depositary for the ADSs) or from their banks, brokers or other nominees, and are requested to promptly complete, date and sign the voting instruction form and return it in the manner specified on the voting instruction from at your earliest convenience so that it will be received no later than the date and time indicated thereon. For ADSs that are held in “street name” through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions.

Shareholders holding ordinary shares. To be able to participate and vote in the Special General Meeting, a holder of our ordinary shares must be registered with Computershare, by the Record Date. To be registered with Computershare, such shareholder should request his or her custody bank to submit a registration request to Computershare through a SIX SIS Ltd. Member institution. Once a shareholder is registered with Computershare, such shareholder can participate and vote in the Special General Meeting by attending the meeting in person or by completing and returning a proxy or the Ballot available on our website at https://www.shl-telemedicine.com/general-meeting and on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. Kindly note that no hard copies will be mailed to holders of our ordinary shares, however if such a shareholder requests that we mail it hard copies of the materials we will do so at no charge. Each proxy or Ballot must be delivered to our Chief Financial Officer at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, or by email to amirh@shahal.co.il, and received no later than forty-eight (48) hours and four (4) hours, respectively, prior to the scheduled date and time of the Special General Meeting. The proxy or Ballot (as applicable), if executed and sent, should be in the name of a person who is attending the Special General Meeting. The shareholder must also enclose a written confirmation from Computershare Schweiz AG as to its ownership of the shares on the Record Date. Such confirmation can be obtained from Computershare by mail at Computershare Schweiz AG, P.O. Box, 4601 Olten, Switzerland; by email at share.register@computershare.ch; or by telephone at +41 62 205 77 00.

Q:          Does SHL recommend I vote in advance of the Special General Meeting?

A:	Yes. Even if you plan to attend the Special General Meeting, SHL recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Special General Meeting.

Q:	If I vote by voting instruction form, proxy or Ballot, can I change my vote or revoke my instructions?

A:	Yes. You may change your instructions at any time prior to the the Special General Meeting. If you hold ADSs, you can revoke your voting instructions by filing with Bank of New York Mellon a written notice of revocation or a duly completed voting instruction form bearing a later date at any time before the deadline. If your ADSs are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee prior to the applicable deadline. If you hold ordinary shares, you can provide a written notice of revocation or a duly completed proxy or Ballot bearing a later date prior to the applicable deadline for submitting a proxy or Ballot.

Q:          How are my votes cast when I submit a voting instruction form, proxy or Ballot?

A:	If you hold ADSs and submit a voting instruction form, under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon and the holders of the Company’s ADSs, The Bank of New York Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to The Bank of New York Mellon. For ADSs that are held in “street name” through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for The Bank of New York Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from an ADS holder (whether held directly by a beneficial holder or in “street name”) with respect to any of the ordinary shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

If you hold ordinary shares, when you submit a Ballot your shares will be voted at the Special General Meeting as you have instructed. If you submit a proxy, you appoint Amir Hai (our Chief Financial Officer) or such other person designed by you as your representative at the Special General Meeting and your shares will be voted in accordance with the sole and absolute discretion of your representative.

Q:	What does it mean if I receive more than one voting instruction form?

A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all voting instruction form to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT

THE SPECIAL GENERAL MEETING

Q:          What constitutes a quorum?

A:	To conduct business at the Special General Meeting, two or more shareholders must be present, in person or by proxy, holding shares conferring in the aggregate at least thirty-three and one/third percent (33-1/3%) of the voting power of the Company.

Ordinary shares represented in person or by proxy (including ordinary shares held by The Bank of New York Mellon as the Depositary of the ADSs and voted in accordance with the instructions of holders of ADSs) will be counted for purposes of determining whether a quorum exists. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a voting instruction form but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Abstentions and broker non-votes will be counted as present in determining if a quorum is present.

Q:          What happens if a quorum is not present?

A:	If a quorum is not present within half an hour from the time appointed for the meeting, the Special General Meeting will be adjourned to 5:30 p.m. Israel time on the same day, at the same place, and at such adjourned meeting any two shareholders shall constitute a quorum.

Q:          How will votes be counted?

A:	Each outstanding ordinary share is entitled to one (1) vote, and each outstanding ADS is entitled to one (1) vote for each ordinary share represented thereby. The Company’s Amended and Restated Articles of Association do not provide for cumulative voting. On all matters considered at the Special General Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

Q:	What vote is required to approve the reelection of Yehoshua (Shuky) Abramovich as an External Director of the Company?

A:	The reelection of Yehoshua (Shuky) Abramovich as an External Director of the Company, to serve for a term of three years commencing at the end of his current term or until his office is vacated in accordance with the Company’s Amended and Restated Articles of Association or the Israel Companies Law, requires, in addition to the affirmative vote of a simple majority of the ordinary shares of the Company voted in person or by proxy at the Special General Meeting on the proposal, that either: (1) a simple majority of shares voted at the Special General Meeting (other than abstentions), excluding the shares of Controlling Shareholders and of shareholders who have a personal interest in the appointment (other than a personal interest that does not result from the shareholder’s relationship with a Controlling Shareholder), be voted “FOR” the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that does not result from the shareholder’s relationship with a Controlling Shareholder) voted against approval of the resolution does not exceed two percent (2%) of the outstanding voting power in the Company. The terms “Controlling Shareholder” and “personal interest” are defined below under Proposal 1.

Q:	How will my shares be voted if I do not provide instructions on the voting instruction form, proxy or Ballot (as applicable)?

A:	If you are a beneficial owner of ordinary shares and return your Ballot but do not specify how you want to vote, your shares will be included in determining the presence of a quorum at the Special General Meeting but shall be deemed to have abstained from any vote on any matter to be considered at the Special General Meeting. If you are a holder of ordinary shares and submit a proxy, your shares will be voted in the sole and absolute discretion of your representative.

If you are a holder of ADSs (whether directly or in “street name”) and do not specify on your voting instruction form how you want to vote the shares underlying your ADSs or do not return your voting instruction form on or before the date established by Bank of New York Mellon for such purpose, Bank of New York Mellon shall not vote or attempt to vote the shares represented by your ADSs.

HOW TO FIND VOTING RESULTS

Q:          Where do I find the voting results of the Special General Meeting?

A:	We plan to announce preliminary voting results at the Special General Meeting and to report the final voting results following the Special General Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC.

SOLICITATION OF PROXIES

Q:	Who will bear the costs of solicitation of proxies and voting instruction forms for the Special General Meeting?

A:	The Company will bear the costs of solicitation of proxies and voting instruction forms for the Special General Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies and voting instruction forms from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent advisor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

AVAILABILITY OF PROXY MATERIALS

Copies of the Notice of the Special General Meeting, this proxy statement, the voting instruction form and the Ballot are available at the “Investors” portion of our website, https://www.shl-telemedicine.com/general-meeting/. The contents of that website are not a part of this proxy statement.

SHARES OUTSTANDING

As of May 2, 2023, we had 16,387,552 ordinary shares outstanding (which includes ordinary shares underlying the ADSs outstanding as of such date). SIX SIS AG acts as a nominee on behalf of any person registered in the share register maintained by Computershare with respect to shares traded on the SIX Swiss Exchange Ltd. (the “SIX”), and Computershare serves as the share register for our ordinary shares.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of May 2, 2023, by:

•	each person known by us to beneficially own more than 3% of the outstanding ordinary shares in line with Article 120 of the Swiss Financial Market Infrastructure Act (the “FMIA”), or otherwise known to us to beneficially own more than 5% of the outstanding ordinary shares;

•	each of our executive officers and directors; and

•	all of our executive officers and directors as a group.

In respect of each person known to us to beneficially own more than 3% of the outstanding ordinary shares, the FMIA requires us and other persons who directly, indirectly (as beneficial owners) or in concert with other parties, acquire or dispose of our ordinary shares or purchase or sale rights or obligations relating to our ordinary shares, and thereby exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33⅓%, 50% or 66⅔% of our voting rights (whether exercisable or not), to notify us and the Disclosure Office of the SIX of such acquisition or disposal using appropriate forms available on the website of the SIX Disclosure Office. The table below has been prepared based on the disclosure notices published on the platform of the SIX Disclosure Office pursuant to the FMIA. Market transactions of shareholders which have not triggered a disclosure notification are not reflected in the numbers.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days. Accordingly, for purposes of the table below, we deem ordinary shares issuable pursuant to share options that are currently exercisable or exercisable within 60 days of the date of this registration statement to be outstanding and to be beneficially owned by the person holding the share options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership calculations are based on 16,387,552 ordinary shares issued and outstanding as of May 2, 2023 (which includes ordinary shares underlying the ADSs outstanding as of such date). Unlike the disclosure notices published on the platform of the SIX Disclosure Office pursuant to the FMIA, the table below does not reflect other purchase or sale positions (in terms of derivatives such as call or put options).

		Percent	Share Options
Identity of Person or Group	Amount Owned*	of Class	Current
Mrs. Mengke Cai (Zhuhai, China) and Kun Shen (Hong Kong, China) (1)	5,969,413	36.4%
More Provident Funds (Ramat Gan, Israel)	1,812,525	11.1%
Value Base Group (Tel Aviv, Israel) (2)	1,368,837	8.4%
Sphera Funds Management (Tel Aviv, Israel)	819,776	5.0%
Yariv Alroy (Herzliya, Israel)	801,456	4.9%	179,683
Danbar Finance Ltd. (Tel Aviv, Israel)	760,000	4.6%

*	The total amount owned represented herein includes number of options held by each person or group.

(1)	Shareholder group consisting of Mrs. Mengke Cai and Mrs. Kun Shen. Pursuant to a decision of the Swiss Takeover Board, Mengke Cai, Kun Shen and their related entities have been prohibited from acquiring further shares or acquisition or disposal rights relating to SHL, including suspension of the voting rights attached to their current shares.

(2)	Shareholder group consisting of the following beneficial owners (as defined by the FMIA): Value Base Ltd. (23 Yehuda Halevy St., Tel Aviv, Israel), Harmony Base LP (23 Yehuda Halevy St., Tel Aviv, Israel), Ido Nouberger (Tel Aviv, Israel) and Victor Shamrich (Tel Aviv, Israel).

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

REELECTION OF YEHOSHUA (SHUKY) ABRAMOVICH

AS AN EXTERNAL DIRECTOR

Background

Under the provisions of the Israel Companies Law, Israeli companies that have offered securities to the public in or outside of Israel are required to elect at least two external directors, who must meet rigid standards of independence to ensure that they are unaffiliated with us and our controlling shareholder. An external director must also have either financial and accounting expertise or professional qualifications, as defined in the regulations promulgated under the Israel Companies Law, and at least one of the external directors is required to have financial and accounting expertise. An external director is entitled to reimbursement of expenses and compensation as provided in the regulations promulgated under the Israel Companies Law but is otherwise prohibited from receiving any other compensation from us, directly or indirectly, during his or her term and for two years thereafter.

Under the Israel Companies Law, external directors must be elected at a shareholders’ meeting by a special majority, as described below.

External directors serve for up to three terms of three years each, and our shareholders may nominate them for additional terms. A term of an external director may be terminated prior to expiration only by a shareholder vote, by the same threshold required for election, or by a court, but in each case only if the external director ceases to meet the statutory qualifications for election or if the external director violates his or her duty of loyalty to us. If at the time of election of an external director all of the members of the board of directors (excluding Controlling Shareholders or relatives of Controlling Shareholders) are of the same gender, the external director to be elected must be of the other gender.

Under the Israel Companies Law, each committee of a company’s board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company’s audit committee and compensation committee.

Pursuant to regulations promulgated under the Israel Companies Law, a company whose shares are traded on specified stock exchanges (including Nasdaq) and which satisfies certain conditions – principally that it does not have a Controlling Shareholder as defined for this purpose in the Israel Companies Law – can elect not to comply with the above external director rules, and to comply instead with the requirements of the SEC and Nasdaq applicable to U.S. domestic public companies with respect to the independence of board members and with respect to the composition of the audit committee and the compensation committee. We have not elected to opt out of the external director rules, although we may do so in the future. The relevant regulations provide transition rules for directors elected as external directors if the company opts out of the external director rules.

Yehoshua (Shuky) Abramovich was reelected for a second three-year term commencing on June 28, 2020, at our special general meeting of shareholders held on June 2, 2020. At the Special General Meeting, shareholders will be asked to reelect Mr. Abramovich as an External Director of our Company to serve for an additional three-year term commencing upon the expiration of his current term (i.e., until June 27, 2026) or until his office is vacated in accordance with our Articles of Association or the Israel Companies Law. Mr. Abramovich has advised the Company that he is willing to continue serving as a director if reelected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Mr. Abramovich, as well as for Ms. Dvora Kimhi (who is our other External Director and who was reelected for a second three-year term at our annual general meeting of shareholders held on December 9, 2021, but is not proposed for re-election at the Special General Meeting), is set forth below.

Nominee for Reelection to the Board as an External Director

Yehoshua (Shuky) Abramovich joined our Board of Directors in June 2017. Mr. Abramovich has held key positions in the Israeli capital market for over 25 years. He serves as the chairman of the board of IMed Infinity Medical, chairman of Atrade, member of the board of directors and chairman of the investment committee of I.D.I. Insurance Company, a member of the board of directors of each of the public companies Brimag Digital, Modiin Energy and GoTo, and as a director in other high-tech, real estate and energy companies. Mr. Abramovich was the CEO of Clal Finance, one of Israel’s largest financial institutions, which provided a broad array of financial services ranging from portfolio management to brokerage and underwriting services. Clal Finance owned and managed mutual funds, an in-house hedge fund, and offered individually tailored structured products to clients. Prior to that, he served in various positions in Clal Group, including Deputy CEO of Clal Insurance Enterprises Holdings. He served on the board of directors of the Tel Aviv Stock Exchange until September 2008, and he is a member of the board of trustees of the Academic Track of the College of Management. He has a B.A. in Economics & Business Management and an M.B.A. from Tel Aviv University.

Our Board has determined that Mr. Abramovich satisfies the requirements for an External Director under the Israel Companies Law and the requirements for an independent director under the NASDAQ Listing Rules, and that he qualifies as a financial expert under the rules of the SEC and as having financial and accounting expertise under the Israel Companies Law.

Proposed Resolution

You are being asked to elect Yehoshua (Shuky) Abramovich for a three-year term commencing as of the expiration of his current term, as provided by the Israel Companies Law. Election of an External Director requires the vote of the holders of a majority of the ordinary shares represented at the Special General Meeting in person or by proxy and voted therein (other than abstentions), provided that either:

1.	a simple majority of shares voted at the Special General Meeting, excluding the shares of Controlling Shareholders and of shareholders who have a personal interest in the appointment (other than a personal interest that does not result from the shareholder’s relationship with a Controlling Shareholder) be voted “FOR” the election of each External Director; or

2.	the total number of shares of non-Controlling Shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that does not result from the shareholder’s relationship with a Controlling Shareholder) voted against the election of the External Director does not exceed two percent of the outstanding voting power in the Company.

Under the Israel Companies Law, the term “Controlling Shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

Under the Israel Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of such family members, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Israel Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that submitting the voting instruction form, Ballot or a proxy will not create a personal interest. To avoid confusion, in the voting instruction form and the Ballot we refer to such a personal interest as a “personal benefit or other interest.”

The Israel Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. Each of the voting instruction form and the Ballot includes a box you can mark to confirm that you are not a “Controlling Shareholder” and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted.

If you are unable to make this confirmation, please contact the Company’s Chief Financial Officer for guidance at +972-3-561-2212. If you hold your shares in “street name,” you may also contact the representative managing your account, who could contact us on your behalf.

At the Special General Meeting, it is proposed that the following resolution be adopted:

“1.          RESOLVED, that Yehoshua (Shuky) Abramovich be reelected as an External Director of the Company for a term of three years or until his office is vacated in accordance with the Company’s Amended and Restated Articles of Association or the Israel Companies Law, 5759-1999, commencing on June 28, 2023.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Special General Meeting

Any shareholder of the Company who intends to present a proposal at the Special General Meeting must satisfy the requirements of the Israel Companies Law. Under the Israel Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders’ meeting, provided that the Board find such proposal to be appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Special General Meeting by submitting their proposals in writing to our Chief Financial Officer at the following address: Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, or by email to amirh@shahal.co.il. For a shareholder proposal to be considered for inclusion in the Special General Meeting, our Chief Financial Officer must receive the written proposal no later than seven (7) days from the date of the Notice of the Special General Meeting. If our Board determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Special General Meeting, we will publish a revised agenda for the Special General Meeting no later than fourteen (14) days from the date of the Notice of the Special General Meeting in a press release or a Current Report on Form 6-K furnished to the SEC.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Special General Meeting other than those detailed in the attached Notice.

ADDITIONAL INFORMATION

Our registration statement on Form 20-F, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2023, is available for viewing and download on the SEC’s website at www.sec.gov, as well as under the Investors section of our website at www.shl-telemedicine.com. In addition, our reports of foreign private issuer on Form 6-K are available on the SEC’s website at www.sec.gov. Shareholders may download a copy of any of the foregoing documents without charge at www.shl-telemedicine.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

By Order of the Board of Directors,

/s/ Yariv Alroy
Yariv Alroy
Co-Chairman of the Board of Directors

May 8, 2023